Exhibit 12

CBS CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Tabular dollars in millions, except ratios)

Three Months Ended	Twelve Months Ended
March 31,	December 31,
2013	2012	2012	2011	2010	2009	2008

Earnings (loss) from continuing operations before income taxes and equity in loss of investee companies	$705	$599	$2,561	$2,179	$1,335	$577	$(12,076)

Add:
Distributions from investee companies	3	2	17	13	-	2	6
Interest expense, net of capitalized interest	95	110	402	435	527	540	544
1/3 of rental expense	41	37	162	161	161	167	164

Total earnings (loss) from continuing operations	$844	$748	$3,142	$2,788	$2,023	$1,286	$(11,362)

Fixed charges:
Interest expense, net of capitalized interest	$95	$110	$402	$435	$527	$540	$544
1/3 of rental expense	41	37	162	161	161	167	164

Total fixed charges	$136	$147	$564	$596	$688	$707	$708

Ratio of earnings to fixed charges	6.2	x	5.1	x	5.6	x	4.7	x	2.9	x	1.8	x	Note	a

Note:

(a) Earnings are inadequate to cover fixed charges by $12.07 billion in 2008 due to the noncash impairment charges of $13.63 billion.